No. 0045

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2003

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________)

Enclosures:
Professional Staff plc — Third Quarter FY03 Preliminary Results dated 9th January 2003

SIGNATURE

FOR:	Professional Staff plc

CONTACT:	Andrew Dixey CEO Professional Staff plc 44-1-753-580-540

INVESTOR RELATIONS:	Jonathan Schaffer/Betsy Brod Brod Group LLC (212) 750 5800

FOR IMMEDIATE RELEASE

PROFESSIONAL STAFF REPORTS PRELIMINARY THIRD QUARTER RESULTS

     LONDON, ENGLAND, 2003 — January 09 — Professional Staff plc (Nasdaq: PSTF) today reported preliminary results for the third quarter ended December 31, 2002.

     Professional Staff expects third quarter revenue of approximately £21.5 million ($33 million) versus second quarter revenues of £23.7 million ($36.7 million). The Company had expected revenue for the third quarter to be in line with the second quarter. Net loss per share for the third quarter is anticipated to be in the range of £0.01 to £0.02 ($0.02 to $0.03) compared to net income per share of £0.01 ($0.02) in the second quarter.

     Andrew Dixey, CEO of Professional Staff, commented, “During the quarter, we experienced a sharper than expected decline in our communications technology operations in the U.S. In addition, our Science Division has struggled to regain momentum after the seasonal summer slowdown in the second quarter with our European executive search business, Euromedica, remaining particularly weak. Consequently, our permanent placement fees, and therefore overall gross margin, have not recovered as we had expected.

     “We have, however, continued to drive down our SG&A costs in the quarter which will be below £5.0 million ($7.7 million) for the period, despite some additional headcount reductions and their associated costs taken to address the underperforming permanent placement areas of our Science Division. Cash flow remains positive, receivables are healthy, and our balance sheet remains very strong,” concluded Mr. Dixey.

     Professional Staff expects to release final results for the third quarter on January 30, 2003.

     Professional Staff is a specialty staffing services company based mainly in the United Kingdom, the United States and a number of European countries, including Germany and France, providing temporary and permanent placement services to the communications technology, science and interim management sectors. Professional Staff’s ordinary shares are traded in the form of American Depositary Shares on the Nasdaq National Market.

     This press release includes certain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as “will”, “anticipate”, “estimate” and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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FORM 6-K No: 0045

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 9 January 2003	By:

Name: Adèle Thorpe Title: Company Secretary